FLUSHING SAVINGS BANK, FSB

401(k) SAVINGS PLAN
FINANCIAL STATEMENTS

As of December 31, 2004 and 2003 and
for the year ended December 31, 2004
and Supplemental Schedules

FLUSHING SAVINGS BANK, FSB 401(k) SAVINGS PLAN

Index

Page(s)

Reports of Independent Registered Public Accounting Firm	2 - 3

Financial statements:
Statements of net assets available for plan benefits
as of December 31, 2004 and 2003	4

Statement of changes in net assets available for plan benefits
for the year ended December 31, 2004	5

Notes to financial statements	6 - 12

Supplemental schedules*:
Schedule H, line 4i - Schedule of Assets (Held at End of Year)	13

Schedule H, line 4j - Schedule of Reportable Transactions for the
year ended December 31, 2004	14

* Other schedules required by 29 CFR 2520.103-9 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

Plan Administrator and Participants of the Flushing Savings Bank, FSB 401(k) Savings

We have audited the accompanying statement of net assets available for plan benefits of the Flushing Savings Bank, FSB 401(k) Savings Plan (the “Plan”) as of December 31, 2004 , and the related statement of changes in net assets available for plan benefits for the year then ended. These financial statements and the supplemental schedules referred to below are the responsibility of the plan administrator. Our responsibility is to express an opinion on these financial statements and schedules based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2004 , and the changes in its net assets available for plan benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the accompanying index are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ GRANT THORNTON LLP

Grant Thornton LLP

Philadelphia, Pennsylvania

June 29, 2005

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

Flushing Savings Bank, FSB 401(k) Savings Plan

In our opinion, the accompanying statement of net assets available for benefits presents fairly, in all material respects, the net assets available for benefits of Flushing Savings Bank, FSB 401(k) Savings Plan (the “Plan”) at December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of net assets available for benefits is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of net assets available for benefits, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of net assets available for benefits presentation. We believe that our audit of the statement of net assets available for benefits provides a reasonable basis for our opinion.

/s/PricewaterhoueCoopers LLP

PricewaterhouseCoopers LLP

New York, New York

June 24, 2004

FLUSHING SAVINGS BANK, FSB 401(k) SAVINGS PLAN

Statements of Net Assets Available for Plan Benefits

	As of December 31,
	2004	2003

Assets:

Investments at Fair Value	$ 7,956,008	$ 6,905,314
Participant Loans	171,334	134,055
	8,127,342	7,039,369
Receivables:
Employer Contributions Receivable	--	--
Other Receivable	1,260	37
Total Receivables	1,260	37

Cash	6,454	4,684

Total Assets	8,135,056	7,044,090

Liability:

Other Liabilities	--	432

Net Assets Available
for Plan Benefits	$ 8,135,056	$ 7,043,658

The accompanying notes are an integral part of these financial statements

FLUSHING SAVINGS BANK, FSB 401(k) SAVINGS PLAN

Statement of Changes in Net Assets Available for Plan Benefits

For the year ended
December 31, 2004
Additions to net assets attributed to:

Investment income:
Dividends and interest	$ 75,720

Contributions:
Employer, net of forfeitures	181,321
Participants	485,585
Total contributions	666,906

Net appreciation in fair value of investments	662,570

Total additions	1,405,196

Deductions from net assets attributed to:

Certain deemed distributions of participant loans	7,921
Administrative expenses	3,363
Benefits paid to participants	302,514

Total deductions	313,798

Net increase	1,091,398

Net Assets Available for Plan Benefits – December 31, 2003	7,043,658

Net Assets Available for Plan Benefits – December 31, 2004	$ 8,135,056

The accompanying notes are an integral part of this financial statement

FLUSHING SAVINGS BANK, FSB 401(k) SAVINGS PLAN

Notes to Financial Statements

1.	Description of Plan:

The following description of Flushing Savings Bank, FSB 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

a.	General:

The Plan is a tax-deferred savings plan which began on September 1, 1987, and covers all salaried employees of Flushing Savings Bank, FSB (the “Bank”) who have completed one year of service and are twenty-one years of age or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

b.	Contributions:

Participant contributions, through May 17, 2004, could be no less than 2% nor greater than 10% of their base compensation for each plan year. Effective May 18, 2004, the participant contribution limits were revised to no less than 1% nor greater than 25% of their base compensation for each plan year. Participant contributions could not exceed $13,000 annually for the plan year ended December 31, 2004, adjusted as prescribed under the Internal Revenue Code. The Bank will match 50% of each participant’s basic contributions up to a maximum of 3% of the participant’s base compensation. Of the 50% match, one half of the match will be invested into the Flushing Financial Corporation Common Stock Fund. The remaining half of the match will be invested into corresponding participant directed investment accounts. Currently, contributions to the Plan are not subject to Federal, state, or local income taxes until withdrawn from the Plan. Participant forfeitures serve to reduce the contribution due from the Bank. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

c.	Participant accounts:

Each participant’s account is credited with the participant’s contributions, the Bank’s matching contributions and related net earnings thereon. The plan assets are segregated into thirteen investment accounts: RSGroup Trust Company Stable Value Fund, PIMCO Total Return Fund, RSGroup Trust Company Conservative Asset Allocation Fund, RSGroup Trust Company Moderate Asset Allocation Fund, RSGroup Trust Company Aggressive Asset Allocation Fund, T. Rowe Price Equity Income Fund, SSgA S&P 500 Index Fund, Alger LargeCap Growth Institutional Portfolio, American Century International Growth Fund, Alger MidCap Growth Institutional Portfolio, Neuberger Berman Genesis Fund, Retirement System Group Common Stock and Flushing Financial Corporation Common Stock Fund. The assets of the Flushing Financial Corporation Common Stock Fund are held by HSBC Bank USA. The other plan assets are held by the RSGroup Trust Company.

Certain assets are not allocated to the above investment accounts. Those unallocated amounts represent contributions pending allocation to the designated investment accounts. In accordance with the provisions of the Plan, net assets are to be valued from time to time, but not less often than monthly, and the increase or decrease in such value since the last valuation date is allocated among the participants’ accounts so as to preserve each participant’s beneficial interest in the Plan.

Continued

FLUSHING SAVINGS BANK, FSB 401(k) SAVINGS PLAN

Notes to Financial Statements, continued

d.	Vesting:

Participants are immediately 100 percent vested in their salary deferral contributions plus earnings thereon. Vesting of employer contributions on behalf of each participant is based on continuous years of service. A participant is 100 percent vested after six years of credited service.

e.	Investment options:

Upon enrollment in the Plan, a participant may direct employee contributions in one percent increments into the twelve investment accounts. Thereafter, a participant may direct investment changes in their accounts daily. However, participants are not permitted to redirect the Bank’s matching contribution that is made to the Flushing Financial Corporation Common Stock Fund.

f.	Payment of benefits:

Upon termination of service, a participant is entitled to receive a lump sum or, in certain circumstances, quarterly, semi-annual, or annual installments, equal to the value of his or her account to the extent such funds are vested.

g.	Voting rights:

With respect to the Flushing Financial Corporation Common Stock Fund, each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. With respect to shares of stock credited to participant accounts as to which the Trustee did not receive timely voting instructions and shares of stock not credited to participant’s account, the Trustee shall vote all such shares of stock in the same proportion as were voted shares as to which participants provided timely instructions. The shares held in the Retirement System Group Common Stock Fund are voted at the discretion of the Plan Sponsor. For the other stock funds, the shares are voted at the discretion of the Plan Trustee.

h.	Loans to participants:

Loans are made available to all participants on a uniform and nondiscriminatory basis. All loans must be adequately collateralized and amortized over a period not to exceed five years unless the loan is to purchase the principal residence of a participant, in which case, the term cannot exceed ten years. Loans must bear a reasonable rate of interest (currently prime rounded to the nearest one quarter of one percent). Loans are limited by the Internal Revenue Code Section 72(p) and may not exceed the lesser of (i) 50% of the net value of a participant’s vested account balance or (ii) $50,000 reduced by the largest outstanding loan balance in the Plan during the preceding 12 months. At December 31, 2004, outstanding loans bore interest rates in the range of 4.0% to 8.5%.

i.	Forfeited accounts:

At December 31, 2004 and 2003, forfeited nonvested accounts totaled $2,065 and $4,684 respectively, which will be used to reduce future employer contributions. In 2004, employer contributions were reduced by $13,463 from forfeited nonvested accounts.

Continued

FLUSHING SAVINGS BANK, FSB 401(k) SAVINGS PLAN

Notes to Financial Statements, continued

2.	Summary of Significant Accounting Policies:

a.	Basis of presentation

The accompanying financial statements have been prepared using the accrual method of accounting.

b.	Investment Valuation and Income Recognition:

The Plan’s investments are stated at fair value, using market quotations where available. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Loans receivable from participants are valued at outstanding balances, which approximate fair value.

The Plan presents interest and dividend income and net appreciation (depreciation) in the fair value of its investments in the statement of changes in net assets available for plan benefits. Net appreciation (depreciation) in the fair value of its funds and common stock consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments. Interest and dividends consist of interest payments received or accrued on interest bearing securities such as money market securities and dividend payments received or accrued on the ex-dividend date from individual securities such as common and preferred stock. Dividend and interest income on investments held by the funds are reinvested by each fund.

c.	Expenses:

The ordinary administrative expenses of the Plan, including compensation of the Trustee and other administrative expenses of the Trustee, are paid from the Plan unless paid by the Bank at its discretion. For the year ended December 31, 2004 the Bank elected to pay the expenses of the Plan's Trustees.

d.	Payment of benefits:

Benefit payments to participants are recorded upon distribution.

e.	Estimates:

The preparation of the Plan’s financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements, the changes in net assets available for benefits during the period, and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Continued

FLUSHING SAVINGS BANK, FSB 401(k) SAVINGS PLAN

Notes to Financial Statements, continued

f.	Risks and uncertainties:

The Plan invests in eleven mutual funds, one equity fund, which contains an HSBC Bank short-term investment fund, and one equity security. These investments are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities in which these funds may invest, and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported in the Statement of Net Assets Available for Plan Benefits and the Statement of Changes in Net Assets Available for Plan Benefits.

3.	Investments

The following table presents investments that represent five percent or more of the Plan’s net assets.

	As of December 31,
	2004	2003

Core Equity Fund, 14,735.053 shares	$ -	$ 1,139,756
Emerging Growth Equity Fund, 6,146.065 shares	-	437,600
Value Equity Fund, 8,607.929 shares	-	730,125
Short Term Investment Fund, 29,244.092 shares	-	777,016
RSGroup Trust Company Stable Value Fund, 24,679.292 shares	811,776	-
T. Rowe Price Equity Income Fund, 32,508.675 shares	863,105	-
SSgA S&P 500 Index Fund, 67,046.841 shares	1,338,925	-
Neuberger Berman Genesis Fund, 12,673.179 shares	540,765	-
Flushing Financial Corporation Common Stock, 194,557
and 191,014 shares, respectively	3,902,813*	3,491,736*
* Nonparticipant-directed

Continued

FLUSHING SAVINGS BANK, FSB 401(k) SAVINGS PLAN

Notes to Financial Statements, continued

During 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $662,570, as follows:

For the year ended
December 31, 2004

Flushing Financial Corporation Common Stock Fund	$ 345,725
Value Equity Fund	28,481
Short-term Investment Fund	(750)
Actively Managed Bond Fund	953
Intermediate-term Bond Fund	(1,056)
Retirement System Group Inc. Common Stock	69
Emerging Growth Equity Fund	16,896
Core Equity Fund	16,539
RSGroup Trust Company Conservative Asset Allocation Fund	353
RSGroup Trust Company Moderate Asset Allocation Fund	16
RSGroup Trust Company Aggressive Asset Allocation Fund	186
RSGroup Trust Company Stable Value Fund	17,718
Alger MidCap Growth Institutional Portfolio	1,826
Alger LargeCap Growth Institutional Portfolio	361
American Century International Growth Fund	667
Neuberger Berman Genesis Fund	46,595
T. Rowe Price Equity Income Fund	82,917
SSgA S&P 500 Index Fund	95,381
PIMCO Total Return Fund	9,693
Net appreciation	$ 662,570

Continued

FLUSHING SAVINGS BANK, FSB 401(k) SAVINGS PLAN

Notes to Financial Statements, continued

4.	Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	As of December 31,
	2004	2003

Flushing Financial Corporation common stock	$ 3,902,813	$ 3,491,736
HSBC Bank USA Collective Trust Short Term Investment Fund Directed	236,808	58,412
Flushing Financial Corporation Common Stock Fund	$ 4,139,621	$ 3,550,148

For the year ended
December 31, 2004
Changes in Net Assets:
Contributions	$ 239,621
Dividends and interest	70,977
Net appreciation	345,725
Benefits paid to participants	(93,070)
Net transfers to/from participant-directed investments	26,220
$ 589,473

5.	Plan Termination:

Although it has not expressed any intent to do so, the Bank specifically reserves the right, at any time, to terminate the Plan or to amend, in whole or in part, any or all of the provisions of the Plan, subject to the provisions of ERISA and approval of the Directors. In the event of termination or partial termination of the Plan or upon complete discontinuance of contributions under the Plan, the accounts of each affected participant shall become 100% vested and fully distributable, in accordance with the Internal Revenue Code and all income tax regulations promulgated thereunder.

Continued

FLUSHING SAVINGS BANK, FSB 401(k) SAVINGS PLAN

Notes to Financial Statements, continued

6.	Federal Tax Status:

The Internal Revenue Service ("IRS") has determined and informed the Company by a signed letter dated April 12, 2002 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code. Based on the opinions of the Plan’s Trustee and outside legal counsel, amendments to the Plan subsequent to this date did not require the Plan to be resubmitted to the IRS.

7.	Related-Party Transactions

Plan investments include shares of mutual funds managed by RSGroup Trust Company, which is also the Trustee of the Plan, and the common stock of Flushing Financial Corporation, the parent company of the Bank.

FLUSHING SAVINGS BANK, FSB 401(k) SAVINGS PLAN

EIN 11-0758150

Schedule H, line 4i – Schedule of Assets (Held at End of Year)

As of December 31, 2004

	(a)	(b)	(c)	(d)	(e)
		Identity of issue,	Description of investment including
		borrower, lessor	maturity date, rate of interest,		Current
		or similar party	collateral, par, or maturity value	Cost**	value

	*	RSGroup Trust	Conservative Asset Allocation	$ 7,758	$ 8,111
	*	RSGroup Trust	Moderate Asset Allocation	449	465
	*	RSGroup Trust	Aggressive Asset Allocation	2,485	2,672
	*	RSGroup Trust	Stable Value	794,740	811,776
	*	RSGroup Trust	Retirement System Group Stock	1,683	1,261
		Alger	MidCap Growth	14,457	16,287
		Alger	LargeCap Growth	6,863	7,224
		American Century	International Growth	5,289	5,899
		Neuberger Berman	Genesis Fund	509,247	540,765
		T. Rowe Price	Equity Income	803,066	863,105
		SSgA	S&P 500 Index	1,256,084	1,338,925
		PIMCO	Total Return	218,827	219,897
	*	Flushing Financial Corp.	Common Stock***	1,252,772	3,902,813
	*	HSBC Bank USA	Common Collective Trust Short Term Investment Fund Directed***	236,808	236,808
	*	Participant Loans	Loans to participants****	171,334	171,334

			Total	$ 5,281,862	$ 8,127,342

*	Party in interest to the Plan.
**	Represents the Plan’s percentage of each fund’s historical cost.
***	Flushing Financial Corporation Common Stock Fund consists of Flushing Financial Corporation Common Stock and HSBC Bank USA Common Collective Trust Short Term Investment Fund Directed.
****	Loans bear a rate of interest of prime rounded to the nearest one quarter of one percent.
	Interest rate range of 4.0% to 8.5% for all outstanding loans to participants as of December 31, 2004

FLUSHING SAVINGS BANK, FSB 401(k) SAVINGS PLAN

EIN 11-0758150

Schedule H, line 4j– Schedule of Reportable Transactions

For the year ended December 31, 2004

(a) Identity of party involved	(b) Description of asset (include interest rate and maturity in case of loan)	(c) Purchase Price	(d) Selling Price	(e) Lease rental	(f) Expenses incurred with transaction	(g) Cost of asset	(h) Current value of asset on transaction date	(i) Net gain

HSBC Bank	Collective Trust Short Term Investment Fund Directed	$394,496	$394,496	$ -	$ -	$ -	$394,496	$ -

FLUSHING SAVINGS BANK, FSB 401(k) SAVINGS PLAN

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees for the Plan have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

Flushing Savings Bank, FSB 401(k) Savings Plan,

Date: June 29, 2005	By:	/s/ Anna M. Piacentini
Anna M. Piacentini
Plan Administrator

FLUSHING SAVINGS BANK, FSB 401(k) SAVINGS PLAN

INDEX TO EXHIBITS

Exhibit

23a	Consent of Independent Registered Public Accounting Firm
23b	Consent of Independent Registered Public Accounting Firm